Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2020 and 2019. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2020 (the “2019 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “could,” “projects,” “forecasts,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under the “Item 3. Key Information – D. Risk Factors” section of the 2019 Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers;

●	business disruptions due to natural disasters and health catastrophes, such as the recent outbreak of Covid-19; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the 2019 Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We are PYXIS TANKERS INC., a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. We currently own, directly or indirectly, 100% ownership interest in the following five vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);
●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”); and
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,” and collectively with Secondone, Thirdone, Fourthone, Sixthone* and Seventhone, the “Vessel-owning companies”).

We also currently own 100% ownership interest in the following non vessel owning company:

●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”);

The Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta *	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

* Pyxis Delta, which was owned by Sixthone Corp. (“Sixthone”), was sold to an unaffiliated third party on January 13, 2020.

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of the Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta, and were renamed as mentioned above. For more information, please refer to Note 1 to our unaudited interim consolidated financial statements for the six-month periods ended June 30, 2020 and 2019, included elsewhere herein.

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, including but not limited to chartering, financing and accounting, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements may be cancelled by us or ITM for any reason at any time upon three months’ advance notice.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

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Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are generated primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At June 30, 2020, two of the vessels in our fleet were employed in time charters, two in the spot market and one was in the yard having her scheduled special survey. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter and is presented as a reduction in revenues.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuations in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Charters

Generally, a spot charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. Contract fulfillment costs are capitalized and amortized as the performance obligation is satisfied and certain other criteria are met. Voyage costs during the ballast voyage represent costs to fulfil a contract which give rise to an asset and are capitalized and amortized over the spot charter, consistent with the recognition of voyage revenues from spot charter from load-to-discharge, while voyage costs incurred during the spot charter are expensed as incurred. Brokerage commissions payable for both spot and time charter contracts, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

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General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which includes the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively, for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Special Survey and Drydocking

We are obliged to periodically drydock each of our vessels for inspection, and to make significant modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months for scheduled inspections, depending on its age. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. We have also incurred interest expense in relation to the $5.0 million promissory note we issued in favor of Maritime Investors Corp., which is more fully described under the section entitled “Liquidity, Debt and Capital Structure”. Except for the interest payments under our promissory note and the new loan for the Eighthone that are based on fixed rates, the interest rate under our debt agreements is linked to the three month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

In evaluating our financial condition, we focus on the above financial and operating measures as well as fleet and vessel type for utilization, time charter equivalent rates and operating expenses to assess our operating performance. We also monitor our cash position and outstanding debt to assess short-term liquidity and our ability to finance further fleet expansion. Discussions about possible acquisitions or sales of existing vessels are based on our financial and operational criteria which depend on the state of the charter market, availability of vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

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Selected Information

Our selected consolidated financial and other data as of June 30, 2020 and for the six months ended June 30, 2019 and 2020, presented in the tables below, have been derived from our unaudited interim consolidated financial statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2019, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our 2019 Annual Report.

Statements of Comprehensive Loss Data	Six Months ended June 30,
(In thousands of U.S. Dollars, except per share data)	2019	2020
Revenues, net	$13,180	$12,124
Voyage related costs and commissions	(2,926)	(2,629)
Vessel operating expenses	(6,402)	(5,228)
General and administrative expenses	(1,187)	(1,113)
Management fees, related parties	(359)	(332)
Management fees, other	(465)	(432)
Depreciation and amortization of special survey costs	(2,822)	(2,286)
Gain from the sale of vessel, net	-	7
Bad debt provisions	(26)	-
(Loss) / Gain from financial derivative instrument	(25)	2
Interest and finance costs, net	(2,905)	(2,516)
Net loss	$(3,937)	$(2,403)

Loss per common share, basic and diluted	$(0.19)	$(0.11)

Weighted average number of shares, basic and diluted	21,072,472	21,455,291

Balance Sheets Data	December 31,	June 30,
(In thousands of U.S. Dollars)	2019	2020

Total current assets	$17,235	$1,745
Total other non-current assets	4,027	4,238
Total fixed assets, net	87,507	85,318
Total assets	108,769	91,301
Total current liabilities	22,536	8,425
Total non-current liabilities	54,233	53,175
Total stockholders’ equity	$32,000	$29,701

Statements of Cash Flows Data	Six Months ended June 30,
(In thousands of U.S. Dollars)	2019	2020

Net cash provided by / (used in) operating activities	$3,183	$(7,116)
Net cash (used in) / provided by investing activities	(268)	13,141
Net cash used in financing activities	(2,159)	(7,290)
Change in cash and cash equivalents and restricted cash	$756	$(1,265)

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Fleet data	Six Months ended June 30,
	2019	2020
Ownership days (1)	1,086	910
Available days (2)	1,058	898
Operating days (3)	924	802
Utilization % (4)	87.3%	89.3%
Daily time charter equivalent rate (5)	$11,096	$11,844
Average number of vessels (6)	6.0	5.1
Number of vessels at period end	6	5
Weighted average age of vessels at period end (7)	8.3	8.1

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily Time Charter Equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the six-month periods ended June 30, 2019 and 2020:

	Six Months ended June 30, (thousands of U.S. Dollars, except for operating days and daily TCE rates)
	2019	2020
Revenues, net	$13,180	$12,124
Voyage related costs and commissions	(2,926)	(2,629)
Time charter equivalent revenues	$10,254	$9,495

Operating days for fleet	924	802

Daily TCE rate (1)	$11,096	$11,844

(1) Subject to rounding

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The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate on a per vessel type basis for the six-month periods ended June 30, 2019 and 2020:

(Amounts in U.S. Dollars)		Six Months Ended June 30,
		2019	2020
Eco-Efficient MR2: (2 of our vessels)
	TCE	13,673	15,060
	Opex	5,771	5,966
	Utilization%	100.0%	98.0%
Eco-Modified MR2: (1 of our vessels)`
	TCE	12,809	15,286
	Opex	7,228	6,078
	Utilization %	98.0%	100.0%
Standard MR2: (1 of our vessels)
	TCE	12,329	-
	Opex	5,959	-
	Utilization %	100.0%	-
Small Tankers: (2 of our vessels)
	TCE	4,981	5,533
	Opex	5,319	4,954
	Utilization %	63.8%	75.5%
Fleet: (6 vessels / 5 vessels) *
	TCE	11,096	11,844
	Opex	5,895	5,584
	Utilization %	87.3%	89.3%

* Pyxis Delta was sold on January 13, 2020, and has been excluded from the calculations for the six months ended June 30, 2020 (the vessel had been under TC employment for approximately 2 days in January when it was re-delivered from charterers in order to be sold).

Results of Operations

Six months ended June 30, 2020 and 2019

The average number of vessels in our fleet was 5.1 and 6.0 for the six months ended June 30, 2020 and 2019, respectively.

●	Revenues, net: Revenues, net of $12.1 million for the six months ended June 30, 2020, represented a decrease of $1.1 million, or 8.0%, from $13.2 million in the comparable period in 2019. The decrease in revenues, net during the six-month period ended June 30, 2020 was attributed to the decrease of the total available days from 1,058 during the six months ended June 30, 2019, to 898 during the same period in 2020, as a result of the sale of our oldest MR, the Pyxis Delta, on January 13, 2020. Furthermore, the decrease in our revenues, net was also a function of lower spot chartering activity of our MRs during the six-month period ended June 30, 2020, compared to the same period in 2019, partially offset by higher rates.

●	Voyage related costs and commissions: Voyage related costs and commissions of $2.6 million for the six months ended June 30, 2020, represented a decrease of $0.3 million, or 10.2%, from $2.9 million in the comparable period in 2019. The decrease was primarily attributed to lower spot chartering activity for our MRs (48 days during the six months ended June 30, 2019, compared to 29 days during the comparable period in 2020), which incurs voyage costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot chartering results in a decrease in voyage related costs and commissions. Furthermore, the decrease in revenues, net during the six-months ended June 30, 2020, resulted in lower commissions compared to the same period in 2019, contributing further to the decrease in voyage related costs and commissions.

●	Vessel operating expenses: Vessel operating expenses for the six months ended June 30, 2020 were $5.2 million, represented a decrease of $1.2 million, or 18.3%, from $6.4 million in the comparable period in 2019 mainly attributed to the sale of Pyxis Delta.

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●	General and administrative expenses: General and administrative expenses of $1.1 million for the six months ended June 30, 2020, represented a slight decrease of less than $0.1 million, or 6.2%, from the comparable period in 2019. The decrease in general and administrative expenses was primarily attributable to improved cost efficiencies.

●	Management fees: For the six months ended June 30, 2020, management fees payable to Maritime and ITM of $0.8 million in the aggregate, represented a decrease of less than $0.1 million compared to the six months ended June 30, 2019, as a result of the vessel sale.

●	Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the six months ended June 30, 2020, represented a decrease of 17.1% compared to the same period in 2019, as a result of the write-off of Pyxis Delta.

●	Depreciation: Depreciation of $2.2 million for the six months ended June 30, 2020, represented a decrease of more than $0.5 million or 19.1% compared to the same period in 2019. The decrease is primarily attributed to less depreciable days for the fleet during the first half of 2020, as a result of the vessel sale, compared to the depreciable days for a six vessels fleet during the first half of 2019.

●	Interest and finance costs, net: Interest and finance costs, net, of $2.5 million for the six months ended June 30, 2020, represented a decrease of $0.4 million, or 13.4%, from $2.9 million in the comparable period in 2019. The decrease was attributable to lower LIBOR rates paid on floating rate bank debt compared to the same period in 2019 and the repayment of the associated outstanding loan of Pyxis Delta upon sale. The total borrowings outstanding decreased to $51.7 million at June 30, 2020 from $61.2 million at June 30, 2019.

Cash Flows

Our principal sources of funds for the six months ended June 30, 2020, have been our cash inflows from the operation of our fleet and the sale of our oldest MR tanker that were used to cover our working capital requirements and principal and interest payments on our debt agreements. Cash and cash equivalents as of June 30, 2020, amounted to less than $0.1 million, compared to $1.4 million as of December 31, 2019. We define working capital as current assets minus current liabilities. We had a working capital deficit of $6.7 million as of June 30, 2020, compared to the working capital deficit of $5.3 million as of December 31, 2019. On January 13, 2020, Pyxis Delta was delivered to her buyers. The total net sale proceeds were $13.2 million, $5.7 million of which was used to prepay the loan facility secured by Pyxis Delta and Pyxis Theta, included under current liabilities as at December 31, 2019. The remaining balance of the net sale proceeds were used for the repayment of the Company’s liabilities to Maritime and obligations to our trade creditors. These activities, plus the movement of the Pyxis Epsilon for her first special survey in late June, resulted in the increase of our working capital deficit by $1.8 million which was further supported by a $1.4 million drawdown of our cash position by June 30, 2020.

Operating Activities

●	Net cash used in operating activities was $7.1 million for the six months ended June 30, 2020, compared to $3.2 million of net cash provided by operating activities for the six months ended June 30, 2019. There were a number of factors driving the decrease in our net cash from operating activities compared to the prior period. Firstly, aggregate movements in current assets and liabilities during the six months ended June 30, 2020, decreased cash by $11.3 million largely attributable to a decrease in trade accounts payable and due to related parties of $8.1 million, as a result of the repayment to Maritime and to our other trade creditors using the net proceeds from the sale of Pyxis Delta. Furthermore, hire/freight collected in advance and trade accounts receivable, net, decreased by $2.3 million and $1.4 million, respectively, partially offset by a net increase of $0.5 million in other assets and liabilities. Secondly, for the six months ended June 30, 2020, we reported a lower net loss of $2.4 million compared to a loss of $3.9 million over the comparable period in 2019, as a result of stronger daily TCE, higher utilization and lower operating expenses, depreciation, management fees and interest and finance costs, following the sale of Pyxis Delta and the prepayment of the associated loan.

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Investing Activities

●	Net cash provided by investing activities during the six months ended June 30, 2020, was $13.1 million that is the aggregate of the total net proceeds from the sale of Pyxis Delta of $13.2 million offset by $0.1 million of payments made for the ballast water treatment installation in Pyxis Malou, that was completed in 2019. The cash used in investing activities for the six-month period ended June 30, 2019, was $0.3 million relating to the ballast water treatment system installation in Pyxis Malou.

Financing Activities

●	Net cash used in financing activities was $7.3 million for the six-month period ended June 30, 2020, which mainly reflects the aggregate of $5.7 million of debt prepayment of the loan facility secured by Pyxis Delta and Pyxis Theta as a result of the sale of Pyxis Delta, $1.6 million of scheduled long-term debt repayments within the period and the payment of less than $0.1 million of costs relating to the issuance of common stock that in incurred in 2019. For the six months ended June 30, 2019, net cash used in financing activities was $2.2 million which mainly reflected the long-term debt repayments of $2.2 million incurred within the period partially offset by the net proceeds from the issuance of common stock of less than $0.1 million.

Debt Agreements

For information relating to our debt agreements, please see Note 7 to our financial statements included in our 2019 Annual Report for the year ended December 31, 2019 and Note 7 to our unaudited interim consolidated financial statements for the six-month periods ended June 30, 2020 and 2019 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, borrowings from bank debt and, we expect in the future, from the selective sale of vessels and the proceeds from further issuances of equity and re-financings of debt. Recognizing the uncertainty caused by Covid-19, we expect that our future liquidity requirements should relate primarily to:

●	our operating expenses, including dry-docking and special survey costs;

●	payments of interest and other debt-related expenses and the repayment of principal on our loans;

●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for loan covenants including dry-docking reserves; and

●	vessel acquisitions.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and amounts due to related parties, possible sale of our small tankers, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. We perform on a regular basis cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and be in compliance with the financial and security collateral cover ratio covenants under the existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees, general and administrative expenses, and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. As of June 30, 2020 we had a working capital deficit of $6.7 million, defined as current assets minus current liabilities. As of the filing date of the unaudited interim consolidated financial statements, we expect that we will be in a position to cover our liquidity needs for the next 12-month period through cash generated from operations and by managing our working capital requirements, including the amount due to related parties. In addition, the Company may consider the raising of capital including debt, equity securities, joint ventures and / or sale of assets.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We may pursue a sale or other long-term strategy such as a bareboat charter agreement with purchase option or commitment for Northsea Alpha and Northsea Beta. These acquisitions and dispositions will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

9

We do not intend to pay dividends to the holders of our common shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses, and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

On May 14, 2019, we entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with EntrustPermal (the “Credit Facility”) in September 2023, b) January 15, 2024 and c) repayment of any PIK interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in common shares calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate is effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, at our option, we may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash. During the six months ended June 30, 2020 and 2019, we issued 121,195 and nil of common shares, respectively, to settle the interest charged on the Amended & Restated Promissory Note.

On February 2, 2018, we filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which we may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100.0 million. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of our common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, we filed a prospectus supplement to the Shelf Registration Statement related to an ATM Program under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering of $2.3 million through a sales agent as either agent or principal. No shares were sold under this initial ATM Program, but on November 19, 2018 the prospectus supplement was amended to increase the offering to $3.675 million. As of December 31, 2018, following the issuance and sale of 182,297 shares of common stock under the ATM Program during 2018, our outstanding common shares increased from 20,877,893 to 21,060,190. During the year ended December 31, 2019, we offered and sold an additional 214,828 common shares under this program to raise $354 at an average (gross) price of $1.65/share. No shares were sold under the ATM during the six month period ended June 30, 2020.

Secondone, Thirdone and Fourthone are under a 5-year secured term loan of $20.5 million with Amsterdam Trade Bank N.V. The loan bears interest at LIBOR plus a margin of 4.65% per annum, and matures in February 2023. The loan is repayable in quarterly installments and a balloon payment. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, were required to complete all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta by May 1, 2018. The relevant re-domiciliations were completed in March and April 2018.

As of June 30, 2020, Seventhone, our vessel owning subsidiary that owns the Pyxis Theta, is under a secured term loan of $11.3 million which is scheduled to be repaid in 9 quarterly installments of $0.28 million each and a balloon payment of $8.82 million. On July 8, 2020, Seventhone entered into a new $15,250 secured loan agreement with a new lender, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility. The five year loan bears interest at LIBOR plus a margin of 3.35% per annum. The principal obligation amortizes in 20 consecutive quarterly installments of $300 each, the first falling due in October 2020, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025. Standard collateral interests and customary covenants are incorporated in this facility.

Eighthone, our vessel owning subsidiary that owns the Pyxis Epsilon, is under a $24.0 million loan agreement. The facility matures in September 2023 and bears an interest rate of 10.0% plus 1% which can be paid as Paid-In-Kind (“PIK”) interest per annum and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortizes in 12 quarterly installments starting on September 30, 2020, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility also imposes certain customary covenants and restrictions.

As of June 30, 2020, there was no amount available to be drawn down by the Company under its existing loan agreements.

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three-month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to limit our interest rate exposure.

10

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 14 to our unaudited interim consolidated financial statements as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019 included elsewhere herein.

Fleet Information (as of August 6, 2020)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter Rate (per day) (1)	Anticipated Redelivery Date
Pyxis Epsilon (2)	SPP / S. Korea	MR	50,295	2015	Time	$13,500	Oct. 2020
Pyxis Theta (3)	SPP / S. Korea	MR	51,795	2013	Time	$16,750	Sept. 2020
Pyxis Malou (4)	SPP / S. Korea	MR	50,667	2009	Time	$18,000	Aug. 2020
Northsea Alpha (5)	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta (5)	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			170,019

(1)	These tables are dated as of August 6, 2020 and show gross rates and do not reflect commissions payable.
(2)	The charterer has the option to extend the charter at a gross rate of $15,000 for a further 3 months and $16,500 for an additional 3 months thereafter.
(3)	Pyxis Theta is contracted with a charterer’s right to extend the charter at the same rate to November, 2020.
(4)	Pyxis Malou is contracted with a charterer’s right to extend the charter at the same rate to November, 2020.
(5)	Northsea Alpha & Northsea Beta are scheduled to have their special surveys during the fourth quarter of 2020 with expected off-hire 20 days per vessel and cost of $0.35 million each.

11

pYXIS TANKERS INC.

F-1

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2019 and June 30, 2020 (unaudited)

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Notes	December 31, 2019	June 30, 2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,441	$10
Restricted cash, current portion	7	535	701
Inventories	4	501	502
Trade accounts receivable	13	1,243	463
Less: Allowance for credit losses	2	-	(9)
Trade accounts receivable, net		1,243	454
Vessel held-for-sale		13,190	-
Prepayments and other assets		325	78
Total current assets		17,235	1,745

FIXED ASSETS, NET:
Vessels, net	5, 10	87,507	85,318
Total fixed assets, net		87,507	85,318

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	7	3,200	3,200
Financial derivative instrument	10	1	3
Deferred charges, net	6	779	837
Prepayments and other assets		47	198
Total other non-current assets		4,027	4,238
Total assets		$108,769	$91,301

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$8,984	$2,939
Trade accounts payable		4,538	3,360
Due to related parties	3	6,849	1,286
Hire / freight collected in advance	13	1,415	27
Accrued and other liabilities		750	813
Total current liabilities		22,536	8,425

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	49,233	48,175
Promissory note	3	5,000	5,000
Total non-current liabilities		54,233	53,175

COMMITMENTS AND CONTINGENCIES		-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	8	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,370,280 and 21,491,475 shares issued and outstanding as at December 31, 2019 and June 30, 2020, respectively)	8	21	21
Additional paid-in capital	8	75,154	75,267
Accumulated deficit		(43,175)	(45,587)
Total stockholders’ equity		32,000	29,701
Total liabilities and stockholders’ equity		$108,769	$91,301

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the six–month periods ended June 30, 2019 and 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data)

		Six Months Ended	Six Months Ended
	Notes	June 30, 2019	June 30, 2020

Revenues, net	13	$13,180	$12,124

Expenses:
Voyage related costs and commissions	3	(2,926)	(2,629)
Vessel operating expenses		(6,402)	(5,228)
General and administrative expenses	3	(1,187)	(1,113)
Management fees, related parties	3	(359)	(332)
Management fees, other		(465)	(432)
Amortization of special survey costs	6	(117)	(97)
Depreciation	5	(2,705)	(2,189)
Gain from the sale of vessel, net		-	7
Bad debt provisions		(26)	-
Operating (loss) / income		(1,007)	111

Other income / (expenses):
(Loss) / Gain from financial derivative instrument	10	(25)	2
Interest and finance costs, net	3, 12	(2,905)	(2,516)
Total other expenses, net		(2,930)	(2,514)

Net loss		$(3,937)	$(2,403)

Loss per common share, basic and diluted	9	$(0.19)	$(0.11)

Weighted average number of common shares, basic and diluted	9	21,072,472	21,455,291

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the six–month periods ended June 30, 2019 and 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	# of Shares	Par value	Capital	Deficit	Equity
BALANCE January 1, 2019	21,060,190	$21	$74,767	$(34,845)	$39,943
Net result from the issuance of common stock	28,349	—	(8)	—	(8)
Net loss	—	—	—	(3,937)	(3,937)
BALANCE June 30, 2019	21,088,539	$21	$74,759	$(38,782)	$35,998

BALANCE January 1, 2020	21,370,280	$21	$75,154	$(43,175)	$32,000
Impact of adoption of new accounting standard for credit losses (ASU 2016-13)	—	—	—	(9)	(9)
Issuance of common stock under the promissory note	121,195	—	113	—	113
Net loss	—	—	—	(2,403)	(2,403)
BALANCE June 30, 2020	21,491,475	$21	$75,267	$(45,587)	$29,701

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

F-4

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the six–month periods ended June 30, 2019 and 2020

(Expressed in thousands of U.S. Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2019	June 30, 2020

Cash flows from operating activities:
Net loss	$(3,937)	$(2,403)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,705	2,189
Amortization of special survey costs	117	97
Amortization and write-off of financing costs	131	153
(Loss) / Gain from financial derivative instrument	25	(2)
Gain on sale of vessel, net	-	(7)
Bad debt provisions	26	-
Issuance of common stock under the promissory note	-	56
Changes in assets and liabilities:
Inventories	103	(1)
Trade accounts receivable, net	2,150	780
Prepayments and other assets	(237)	96
Special survey cost	(480)	(155)
Trade accounts payable	(178)	(1,088)
Due to related parties	1,625	(5,563)
Hire / freight collected in advance	952	(1,388)
Accrued and other liabilities	181	120
Net cash provided by / (used in) operating activities	$3,183	$(7,116)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	-	13,197
Ballast water treatment system installation	(268)	(56)
Net cash (used in) / provided by investing activities	$(268)	$13,141

Cash flows from financing activities:
Repayment of long-term debt	(2,201)	(7,256)
Gross proceeds from issuance of common stock	43	-
Common stock offering costs	(1)	(34)
Net cash used in financing activities	$(2,159)	$(7,290)

Net increase / (decrease) in cash and cash equivalents and restricted cash	756	(1,265)

Cash and cash equivalents and restricted cash at the beginning of the period	4,204	5,176

Cash and cash equivalents and restricted cash at the end of the period	$4,960	$3,911

SUPPLEMENTAL INFORMATION:
Cash paid for interest	2,623	2,198
Non-cash financing activities-issuance of common stock under the promissory note	-	112

Reconciliation table of cash and restricted cash	December 31, 2019	June 30, 2020
Cash and cash equivalents	$1,441	$10
Restricted cash, current portion	535	701
Restricted cash, net of current portion	3,200	3,200
Total cash and cash equivalents and restricted cash	$5,176	$3,911

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-5

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1.	Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. Pyxis currently owns 100% ownership interest in the following five vessel-owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Secondone”);

●	THIRDONE CORPORATION LTD, established under the laws of the Republic of Malta (“Thirdone”);

●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of Malta (“Fourthone”);

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”); and

●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone,” and collectively with Secondone, Thirdone, Fourthone, Sixthone and Seventhone, the “Vessel-owning companies”).

We also currently own 100% ownership interest in the following non-vessel owning company:

●	SIXTHONE CORP., established under the laws of the Republic of the Marshal Islands (“Sixthone”);

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta*	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

* Pyxis Delta, which was owned by Sixthone Corp. (“Sixthone”), was sold to an unaffiliated third party on January 13, 2020

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of the Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta and were renamed as mentioned above. For further information, please refer to Note 7.

The accompanying unaudited interim consolidated financial statements include the accounts of Pyxis and its subsidiaries (collectively the “Company”) as discussed above as of December 31, 2019 and June 30, 2020 and for the six–month periods ended June 30, 2019 and 2020.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2020. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2019, included in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2020 (the “2019 Annual Report”).

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, as discussed in Note 3.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice.

As of June 30, 2020, Mr. Valentis beneficially owned approximately 80.7% of the Company’s common stock.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.	Significant Accounting Policies:

The same accounting policies have been followed in these unaudited interim consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2019. See Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2020, except as discussed below:

Recent Accounting Pronouncements – Adopted

Expected credit losses: In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) —Measurement of Credit Losses on Financial Instruments. ASU No. 2016-13 amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. In May 2019, the FASB issued ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The amendments clarify that receivables arising from operating leases are outside of the scope of Subtopic 326-20. Accordingly, any impairment of receivables arising from operating leases i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of receivables arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore be assessed for expected credit losses.

As of January 1, 2020, the Company adopted ASU 2016-13—Financial Instruments—Credit Losses (Topic 326). The accounting standard amends the current financial instrument impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in a cumulative adjustment of $(9), in the opening balance of accumulated deficit for the fiscal year of 2020. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as Bad debt provisions in the Consolidated Statements of Comprehensive Loss.

The adoption of ASC 326 primarily impacted trade receivables recorded on Consolidated Balance Sheet. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data.

The Company concluded on an expected credit loss rate of 0.06% on the total outstanding receivables arising from voyage charters and 2.1% on outstanding receivables from demurrages. Management monitors its trade receivables on a daily and on a charter-by charterer basis in order to determine if adjustments are necessary in the expected credit loss rate. No additional allowance was warranted for the six month period ended June 30, 2020.

Fair Value measurement: On January 1, 2020, the Company adopted ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP to make disclosures about recurring and non-recurring fair value measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2.	Significant Accounting Policies - Continued:

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne refined petroleum products trade and related charter rates, the extent of which will depend largely on future developments. In light of COVID-19, the Company, as of June 30, 2020, evaluated whether there are conditions or events that cause substantial doubt about its ability to continue as a going concern. The Company reviewed its revenue concentration risk, the recoverability of its accounts receivable (i.e. credit risk) and tested its assets for potential impairment. As a result of this evaluation it was determined that COVID-19 did not have material adverse effect on its business, results of operation and financial condition as of such date. However, many of the Company’s estimates and assumptions, especially charter rate and vessel utilization, require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

As of June 30, 2020, the Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. The Company obtained market valuations for all its vessels from reputable marine appraisers. Based on these valuations, the Company identified impairment indications for two of its vessels. More specifically, the market values of these vessels were, in aggregate, $4,592 lower than their carrying values, including any unamortized deferred charges relating to special survey costs, as of that date. In this respect, the Company performed an impairment analysis to estimate the future undiscounted cash flows for each of these vessels. The analysis resulted in higher undiscounted cash flows than each vessel’s carrying value as of June 30, 2020, and, accordingly, no adjustment to the vessels’ carrying values was required.

Recent Accounting Pronouncements – Not Yet Adopted:

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. ASU 2020-04 can be adopted as of March 12, 2020 through December 31, 2022. The Company does not currently have any contracts that have been changed to a new reference rate, but the Company will continue to evaluate its contracts and the effects of this standard on its consolidated financial position, results of operations, and cash flows prior to adoption.

The Company had no transactions which effect comprehensive loss during the six months ended June 30, 2019 and 2020 and accordingly, comprehensive loss was equal to net loss.

3.	Transactions with Related Parties:

The following transactions with related parties occurred during the six–month periods ended June 30, 2019 and 2020.

(a)	Maritime:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying unaudited interim consolidated statements of comprehensive loss:

	Six Months Ended June 30,
	2019	2020
Included in Voyage related costs and commissions
Charter hire commissions	$167	$154

Included in Management fees, related parties
Ship-management Fees	359	332

Included in General and administrative expenses
Administration Fees	807	812

Total	$1,333	$1,298

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3.	Transactions with Related Parties - Continued:

As of December 31, 2019 and June 30, 2020, the balances due to Maritime were $6,849 and $1,286, respectively, and are included in Due to related parties in the accompanying consolidated balance sheets. The balances with Maritime are interest free and with no specific repayment terms.

The Company uses the services of Maritime, to provide a wide range of shipping services, including but not limited to, chartering, sale and purchase, insurance, operations and dry-docking and construction supervision, all provided at a fixed daily fee per vessel. For the ship management services, Maritime charges a fee payable by each subsidiary of $0.325 per day per vessel while the vessel is in operation including any pool arrangements and $0.450 per day per vessel while the vessel is under construction, as well as an additional daily fee (which is dependent on the seniority of the personnel) to cover the cost of engineers employed to conduct the supervision of the newbuilding (collectively the “Ship-management Fees”). In addition, Maritime charges the Company a commission rate of 1.25% on all charter hire agreements arranged by Maritime. Under the Head Management Agreement, the Company pays Maritime a fixed fee of $1,600 annually (the “Administration Fees”). In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, then the Company will pay to Maritime an amount equal to 2.5 times the then annual Administration Fees. Pursuant to the amendment of this agreement on March 18, 2020, in the event of such change of control and termination, the Company shall also pay to Maritime an amount equal to 12 months of the then daily Ship-management Fees.

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the Head Management Agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the Ship-management Fees and the Administration Fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2019 and 2020, the Ship-management Fees and the Administration Fees were increased by 0.62% and 0.26%, respectively, in line with the average inflation rate in Greece in 2018 and 2019, respectively.

(b)	Maritime Investors Corp.:

On May 14, 2019, the Company entered into a second amendment to the Amended & Restated Promissory Note which (i) extended the repayment of the outstanding principal, in whole or in part, until the earlier of a) one year after the repayment of the credit facility of Eighthone with EntrustPermal (the “Credit Facility”) on September 2023 (see Note 7), b) January 15, 2024 and c) repayment of any PIK interest and principal deficiency amount under the Credit Facility, and (ii) increased the interest rate to 9.0% per annum of which 4.5% shall be paid in cash and 4.5% shall be paid in common shares of the Company calculated on the volume weighted average closing share price for the 10 day period immediately prior to each quarter end. The new interest rate is effective from April 1, 2019. After the repayment restrictions have been lifted per the Credit Facility, the Company, at its option, may continue to pay interest on the Amended & Restated Promissory Note in the afore-mentioned combination of cash and shares or pay all interest costs in cash. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments”, and concluded that the transaction should be accounted for as debt extinguishment.

With respect to the portion of interest that will be settled in common shares, the Company considered the guidance in ASC 480 that requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value and followed the guidance in ASC 835-30 to accrue the liability to the redemption amount using the interest method.

Interest charged on the Amended & Restated Promissory Note for the six months ended June 30, 2019 and 2020, amounted to $168 and $224, respectively, and is included in Interest and finance costs, net in the accompanying unaudited interim consolidated statements of comprehensive loss. Out of the total interest charged on the Amended & Restated Promissory Note during the six month period ended June 30, 2020, $112 has been paid in cash and the remaining $112 has been settled in common shares. Of the amount settled in common shares, $56 was settled in common shares during the period ended June 30, 2020 and the remaining amount of $56 were settled in July 2020 (please refer to Note 14).

The amount of $5,000 is separately reflected in the accompanying consolidated balance sheets under non-current liabilities.

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

4.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2019	June 30, 2020
Lubricants	$403	$379
Bunkers	98	123
Total	$501	$502

5.	Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$108,524	$(21,017)	$87,507
Depreciation	-	(2,189)	(2,189)
Balance June 30, 2020	$108,524	$(23,206)	$85,318

All of the Company’s vessels have been pledged as collateral to secure the loans discussed in Note 7.

On November 13, 2019, the Company decided to make arrangements to sell Pyxis Delta and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel Pyxis Delta as “held for sale” were met. On December 11, 2019, the Company entered into an agreement with a third-party to sell the vessel. On January 13, 2020, pursuant to the sale agreement that the Company entered into in late 2019, Pyxis Delta was delivered to her buyers. The total net proceeds from the sale of the vessel were $13,197, $5,674 out of which was used to prepay the loan facility secured by Pyxis Delta and Pyxis Theta and $7,523 for the repayment of the Company’s liabilities to Maritime and obligations to its trade creditors.

6.	Deferred Charges, net:

The movement in Deferred charges, net, in the accompanying consolidated balance sheets are as follows:

Dry docking costs
Balance, January 1, 2020	$779
Amortization of special survey costs	(97)
Additions	155
Balance, June 30, 2020	$837

Additions consist of advances for the scheduled special surveys of Pyxis Epsilon, Northsea Alpha and Northsea Beta of $138, $9 and $8, respectively.

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statements of comprehensive loss.

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2019 and June 30, 2020, are analyzed as follows:

Vessel (Borrower)	December 31, 2019	June 30, 2020
Northsea Alpha (Secondone)	$3,690	$3,490
Northsea Beta (Thirdone)	3,690	3,490
Pyxis Malou (Fourthone)	10,020	9,390
Pyxis Delta (Sixthone)	4,050	-
Pyxis Theta (Seventhone)	13,469	11,293
Pyxis Epsilon (Eighthone)	24,000	24,000
Total	$58,919	$51,663

Current portion	$9,241	$3,123
Less: Current portion of deferred financing costs	(257)	(184)
Current portion of long-term debt, net of deferred financing costs, current	$8,984	$2,939

Long-term portion	$49,678	$48,540
Less: Non-current portion of deferred financing costs	(445)	(365)
Long-term debt, net of current portion and deferred financing costs, non-current	$49,233	$48,175

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, in dividends distribution when certain financial ratios are not met, as well as requirements regarding minimum security cover ratios. For more information, please refer to Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

As of June 30, 2020, each of Secondone’s and Thirdone’s outstanding loan balance, amounting to $3,490, is repayable in 11 remaining quarterly installments of $100 each, the first falling due in August 2020, and the last installment accompanied by a balloon payment of $2,390 falling due in February 2023. As of June 30, 2020, the outstanding balance of Fourthone loan of $9,390 is repayable in 11 remaining quarterly installments amounting to $3,990, the first falling due in August 2020, and the last installment accompanied by a balloon payment of $5,400 falling due in February 2023. The first three installments, amounting to $330 each are followed by four amounting to $360 each and four amounting to $390 each. The loan bears interest at LIBOR plus a margin of 4.65% per annum.

On September 27, 2018, Eighthone entered into a new $24,000 loan agreement, for the purpose of refinancing the outstanding indebtedness of $16,000 under the previous loan facility and for general corporate purposes. The facility matures in September 2023 and is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. The loan facility bears an interest rate of 11% of which 1.0% can be paid as PIK interest per annum for first two years, and 11.0% per annum thereafter and incurs fees due upfront and upon early prepayment or final repayment of outstanding principal. The principal obligation amortizes in 12 quarterly installments starting in September 30, 2020, equal to the lower of $400 and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. As of June 30, 2020, the outstanding balance of Eighthone loan is $24,000. Management cannot currently assess with any certainty that any amount under the cash sweep will be made prior to loan maturity.

Under the facility, a deferred fee may be payable on the occurrence of certain events including, among others, the sale of the vessel or on repayment or maturity of the loan. Management has assessed this deferred fee as a contingent liability under ASC 450 and concluded that such loss contingency shall not be accrued by a charge in the interim consolidated statements of comprehensive loss, since information available does not indicate that is probable that the liability has been incurred as of the balance sheet date at June 30, 2020 and cannot be estimated.

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7.	Long-term Debt - Continued:

On January 13, 2020, pursuant to the sale agreement that the Company entered into in late 2019, Pyxis Delta was delivered to her buyers. The total net proceeds from the sale of the vessel were $13,197, $5,674 out of which was used to prepay the loan facility secured by Pyxis Delta and Pyxis Theta and $7,523 for the repayment of the Company’s liabilities to Maritime and obligations to its trade creditors. On June 25, 2020, the Company signed a Commitment Letter with a new lender for the refinancing of the existing facility. As of June 30, 2020, the outstanding balance of the loan facility secured by Pyxis Theta was $11,293. On July 8, 2020, Seventhone entered into the new $15,250 secured loan agreement with the new lender, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility. The new loan bears interest at LIBOR plus a margin of 3.35% per annum. The principal obligation amortizes in 20 consecutive quarterly installments of $300 each, the first falling due in October 2020, and the last installment accompanied by a balloon payment of $9,250 falling due in July 2025. Standard collateral interests and customary covenants are incorporated in this facility. As of June 30, 2020, the Company considering the guidance under ASC 470-10 “Debt – Overall” and ASC 470-10-45-14 and by analogy concluded that classification of the loan agreement should be based on the new facility with the new lender, on the grounds that before the balance sheet date, the Company entered into a commitment letter with the new lender and shortly after June 30, 2020, the new loan agreement was signed. As of June 30, 2020, the portion of the loan secured by Pyxis Theta reported under the line item “Current portion of long-term debt, net of deferred financing costs” of the unaudited consolidated Balance Sheets, represents the short-term obligations of Seventhone under the new loan facility.

Amounts presented in Restricted cash, current and non-current in the consolidated balance sheet are related to minimum cash requirements imposed by the Company’s debt agreements.

Assuming no principal repayments under the loan of Eighthone discussed above, the annual principal payments required to be made after June 30, 2020, are as follows:

To June 30,	Amount
2021	3,123
2022	3,572
2023	21,041
2024 and thereafter	23,927
Total	$51,663

The Company’s weighted average interest rate (including the margin) for the six months ended June 30, 2019 and 2020, was 8.19% and 8.06%, including the Amended & Restated Promissory Note discussed in Note 3, respectively.

As of June 30, 2020, the Company was in compliance with all of the loan covenants in its loan agreements. In connection to the loan secured by vessel Pyxis Theta, the ratio of total liabilities over the market value of the adjusted total assets was 67.0%, or 2.0% higher than the required threshold which only restricts the ability of Seventhone to distribute dividends to Pyxis. The specific breach affects only the dividend distribution ability of the respective ship-owning company and is not a condition of default, even if not remedied, based on the terms of the related loan agreement. In addition, as of June 30, 2020, there was no amount available to be drawn down by the Company under its existing loan agreements.

As of June 30, 2020, the Company had a working capital deficit of $6,680, defined as current assets minus current liabilities. As of the filing date of the unaudited interim consolidated financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through operating cash flows, management of working capital, sale of assets, refinancing indebtedness or raising additional equity capital, or a combination thereof.

8.	Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares with a par value of USD 0.001 per share.

As of December 31, 2019 and June 30, 2020, the Company had a total of 21,370,280 and 21,491,475 common shares, respectively, and no preferred shares outstanding.

On February 2, 2018, the Company filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which it may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100,000. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of the Company’s common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, the Company filed a prospectus supplement to the Shelf Registration Statement related to an At-The-Market Program (“ATM Program”) under which it may, from time to time, issue and sell shares of its common stock up to an aggregate offering of $2,300 through a sales agent as either agent or principal. On November 19, 2018, the prospectus supplement was amended to increase the offering to $3,675. As of August 10, 2020, no shares have been sold under the ATM Program in 2020.

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

8.	Equity Capital Structure and Equity Incentive Plan - Continued:

As of December 31, 2018, following the issuance and sale of 182,297 shares of common stock under the ATM Program, the Company’s outstanding common shares increased from 20,877,893 to 21,060,190. During the year ended December 31, 2019, the Company offered and sold an additional 214,828 common shares under this program to raise $354 at an average (gross) price of $1.65/share. Furthermore, during the same period, the Company issued 95,262 of common shares to settle the interest charged on the Amended & Restated Promissory Note, discussed in Note 3. At December 31, 2019, the Company had a total of 21,370,280 common shares issued and outstanding. During the six months ended June 30, 2020, the Company issued 121,195 of common shares to settle the interest charged on the Amended & Restated Promissory Note, discussed in Note 3. At June 30, 2020, the Company had a total of 21,491,475 common shares issued and outstanding.

9.	Loss per Common Share:

	Six Months Ended June 30,
	2019	2020
Net loss available to common stockholders	$(3,937)	$(2,403)

Weighted average number of common shares, basic and diluted	21,072,472	21,455,291

Loss per common share, basic and diluted	$(0.19)	$(0.11)

The weighted average number of common shares, basic and diluted, for the six months ended June 30, 2020, includes shares that were issued subsequent to June 30, 2020 as discussed in Note 14 of these unaudited interim consolidated financial statements. According to the guidance of ASC 260-10-45-13, Contingently issuable shares shall be considered outstanding common shares and included in the computation of basic EPS/LPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent), even if the shares have not been physically issued. In this respect, such shares have no effect in the calculation of diluted Loss per Share for the period. Due to the fact that the Company is experiencing losses, basic and diluted LPS is equal, since including any additional shares would have an anti-dilutive effect.

10.	Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, trade accounts payable, amounts due to related parties and a promissory note.

Interest rate risk: The Company’s interest rates are calculated at LIBOR plus a margin, as described in Note 7 above, as well as in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report, and hence the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10,000 and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the relevant provision for uncollectible amounts, whenever required. On the balance sheet dates there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the consolidated balance sheet.

Currency risk: The Company’s transactions are denominated primarily in U.S. Dollars; therefore overall currency exchange risk is limited. Balances in foreign currency other than U.S. Dollars are not considered significant.

Fair value: The Management has determined that the fair values of the assets and liabilities as of June 30, 2020, are as follows:

	Carrying Value	Fair Value
Cash and cash equivalents (including restricted cash)	$3,911	$3,911
Trade accounts receivable	$463	$463
Trade accounts payable	$3,360	$3,360
Long-term debt with variable interest rates, net	$27,663	$27,663
Long-term loans and promissory note with non-variable interest rates, net	$29,000	$29,000

F-13

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

10.	Risk Management and Fair Value Measurements - Continued:

Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain / (loss) during the period in the consolidated statements of comprehensive loss. Information on the location and amount of derivative fair value in the consolidated balance sheets and loss from financial derivative instrument in the unaudited interim consolidated statements of comprehensive loss is shown below:

Consolidated Balance Sheets – Location	December 31, 2019	June 30, 2020
Financial derivative instrument – Other non-current assets	$1	$3

Consolidated Statements of Comprehensive Loss – Location	June 30, 2019	June 30, 2020
Financial derivative instrument – Fair value at the beginning of the period	$(28)	$(1)
Financial derivative instrument – Fair value as at period end	3	3
(Loss) / Gain from financial derivative instrument	$(25)	$2

Assets measured at fair value on a recurring basis: Interest rate cap

The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

Assets measured at fair value on a non-recurring basis: Long lived assets held and used and Held for sale

The fair value is based on level 2 inputs of the fair value hierarchy and reflects the Company’s best estimate of the value of each vessel on a time charter free basis and is supported by a vessel valuation of an independent shipbroker which is mainly based on recent sales and purchase transactions of similar vessels.

The Company performs an impairment exercise whenever there are indicators of impairment.

No impairment loss was recognized for the six months ended June 30, 2019 and 2020.

On November 13, 2019, the Company decided to make arrangements to sell Pyxis Delta, and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale”, were met. Long lived assets classified as held-for-sale are measured at the lower of their carrying amount or fair value less costs to sell. As at December 31, 2019, the Company has classified Pyxis Delta under Vessel held-for-sale on the consolidated balance sheet, at a value of $13,190 representing the estimated fair market value of the vessel, net of costs to sell, based on the gross selling price of the agreement signed with a third party to sell the vessel, on December 11, 2019. (Level 2 inputs of the fair value hierarchy).

As of December 31, 2019 and June 30, 2020, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

11.	Commitments and Contingencies:

Minimum contractual charter revenues: Future minimum lease payments, gross of 1.25% address commission and 1.25% brokerage commissions to Maritime and of any other brokerage commissions to third parties, based on vessels committed, non-cancelable, long-term time charter contracts as of June 30, 2020, expiring through June 30, 2021, amount to $2,066.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying unaudited interim consolidated financial statements.

F-14

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

11.	Commitments and Contingencies - Continued:

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12.	Interest and Finance Costs, net:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive loss are analyzed as follows:

	Six Months Ended June 30,
	2019	2020
Interest on long-term debt (Note 7)	$2,606	$2,139
Interest on promissory note (Note 3)	168	224
Amortization and write-off of financing costs	131	153
Total	$2,905	$2,516

Out of the total interest charged during the six month period ended June 30, 2020, $112 has been paid in cash and the remaining $112 has been settled in common shares (please refer to Note 14).

13.	Revenues, net:

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters).

The following table presents the Company’s revenue disaggregated by revenue source for the six-month periods ended June 30, 2019 and 2020:

	June 30, 2019	June 30, 2020
Revenues derived from spot charters, net	$4,397	$4,458
Revenues derived from time charters, net	8,783	7,666
Revenues, net	$13,180	$12,124

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at June 30, 2020 and December 31, 2019:

	December 31, 2019	June 30, 2020
Accounts receivable trade from spot charters	$743	$345
Accounts receivable trade from time charters	500	118
Total	$1,243	$463

As of December 31, 2019 and June 30, 2020, the deferred revenue of $1,415 and $27, respectively, reported under Hire / freight collected in advance in the Unaudited Consolidated Balance Sheets, related solely to time charter and to spot revenues, respectively.

14.	Subsequent Events:

Issuance of shares: On July 1, 2020, following the second amendment to the Amended & Restated Promissory Note dated May 14, 2019, the Company issued 68,410 of common shares at the volume weighted average closing share price for the 10 day period immediately prior to the quarter end.

Loan refinance: On July 8, 2020, Seventhone entered into a new $15,250 secured loan agreement, for the purpose of refinancing the outstanding indebtedness of $11,293 under the previous loan facility. The new facility was drawndown on the same day, and the proceeds were used to prepay the outstanding indebtedness of $11,293 in full as well as provide for working capital.

F-15

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

14.	Subsequent Events - Continued:

COVID-19 outbreak: Public health threats, such as COVID-19, in any geographical area, including areas where the Company does not operate, could disrupt international transportation. COVID-19 has negatively affected the global demand for petroleum products and seaborne trade and has recently resulted in a decline in charter rates for tankers. Lower revenues could result in the Company’s inability to service its debt and meet its loan covenants. Lower ship values could also occur and lead to impairment of carrying asset values. The inability to collect amounts receivable may result in charge offs thereby further impacting the Company’s financial condition. The evolving effects of COVID-19 remain uncertain and could have a material adverse effect on the Company’s business, results of operations and financial condition. Except for lower charter rates recently, the Company’s financial and operating performance has not been adversely affected by the COVID-19 outbreak so far. However, the future impacts cannot be reasonably estimated at this time, it may take some time to materialize and may not be fully reflected in the results until late during the year ending December 31, 2020.

Minimum Bid Price Requirement: On July 2, 2020 the Company announced that it received a deficiency notice from The NASDAQ Stock Market, Inc. (“Nasdaq”), on June 29, 2020 stating that, for a period of 30 consecutive business days, the Company’s common shares closed below the minimum bid price of $1.00 per share as required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). The Company has until December 28, 2020 to regain compliance with the Minimum Bid Price Requirement. If at any time during this period, the closing bid price of the Company’s common shares is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide confirmation of the Company’s compliance with the Minimum Bid Price Requirement and the matter will be closed. If the Company does not regain compliance during the initial compliance period, it may be eligible for an additional 180 calendar day compliance period. In order to qualify for this additional compliance period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during such compliance period, including by effecting a reverse stock split, if necessary. If the Nasdaq staff concludes that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, the Company’s common shares will be subject to delisting by Nasdaq. The Company is currently reviewing options to meet the requirements for continued listing on Nasdaq. This notice will have no effect on the operations of the Company’s business, and the Company will take all reasonable measures to regain compliance with the exchange. During this time, the Company’s common shares will continue to be listed and trade on the Nasdaq.

F-16